UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    or    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes    ☐      No    ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Unaudited quarterly consolidated Japanese GAAP financial statements as of and for the three months ended June 30, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Ohta
Name: Jun Ohta
Title: Deputy President and Executive Officer Group Chief Financial Officer

Date: August 20, 2018

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 2018

On August 14, 2018, we published our unaudited quarterly consolidated financial statements as of and for the three months ended June 30, 2018 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our quarterly securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. This document is an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States, or U.S. GAAP. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

UNAUDITED QUARTERLY

CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE GAAP)

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
	March 31, 2018		June 30, 2018		June 30, 2018
Assets:
Cash and due from banks		¥53,732,582		¥54,052,677	$489,386
Call loans and bills bought		1,881,879		2,166,048	19,611
Receivables under resale agreements		827,892		2,800,962	25,360
Receivables under securities borrowing transactions		8,337,700		5,719,671	51,785
Monetary claims bought		4,730,770		4,772,209	43,207
Trading assets		5,585,591		5,935,395	53,738
Money held in trust		1,482		1,083	10
Securities	*2	25,712,709	*2	24,030,620	217,570
Loans and bills discounted	*1	72,945,934	*1	74,384,030	673,463
Foreign exchanges		2,166,190		2,566,421	23,236
Lease receivables and investment assets		2,329,431		2,301,550	20,838
Other assets		8,005,807		8,011,263	72,533
Tangible fixed assets		3,475,131		3,589,617	32,500
Intangible fixed assets		865,584		849,477	7,691
Net defined benefit asset		383,418		391,650	3,546
Deferred tax assets		27,609		21,428	194
Customers’ liabilities for acceptances and guarantees		8,575,499		9,020,737	81,673
Reserve for possible loan losses		(536,088)		(503,850)	(4,562)

Total assets		¥199,049,128		¥200,110,993	$1,811,779

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen		Millions of U.S. dollars
	March 31, 2018	June 30, 2018	June 30, 2018
Liabilities and net assets:
Liabilities:
Deposits	¥116,477,534	¥118,336,855	$1,071,407
Negotiable certificates of deposit	11,220,284	10,918,752	98,857
Call money and bills sold	1,190,928	1,179,485	10,679
Payables under repurchase agreements	5,509,721	8,106,633	73,396
Payables under securities lending transactions	7,186,861	2,781,697	25,185
Commercial paper	2,384,787	2,721,596	24,641
Trading liabilities	4,402,110	4,062,267	36,779
Borrowed money	10,829,248	10,991,300	99,514
Foreign exchanges	865,640	1,260,021	11,408
Short-term bonds	1,256,600	1,208,600	10,943
Bonds	9,057,683	9,464,680	85,692
Due to trust account	1,328,271	1,232,467	11,159
Other liabilities	6,348,202	6,337,545	57,379
Reserve for employee bonuses	84,046	28,932	262
Reserve for executive bonuses	3,861	—	—
Net defined benefit liability	39,982	39,626	359
Reserve for executive retirement benefits	2,026	1,635	15
Reserve for point service program	22,244	23,017	208
Reserve for reimbursement of deposits	17,765	14,836	134
Reserve for losses on interest repayment	144,763	134,070	1,214
Reserves under the special laws	2,397	2,578	23
Deferred tax liabilities	455,234	494,139	4,474
Deferred tax liabilities for land revaluation	30,539	30,519	276
Acceptances and guarantees	8,575,499	9,020,737	81,673

Total liabilities	187,436,236	188,391,998	1,705,677

Net assets:
Capital stock	2,338,743	2,338,743	21,175
Capital surplus	758,215	758,224	6,865
Retained earnings	5,552,573	5,652,748	51,179
Treasury stock	(12,493)	(82,213)	(744)

Total stockholders’ equity	8,637,039	8,667,502	78,474

Net unrealized gains (losses) on other securities	1,688,842	1,783,662	16,149
Net deferred gains (losses) on hedges	(68,543)	(81,054)	(734)
Land revaluation excess	37,097	36,809	333
Foreign currency translation adjustments	36,906	4,448	40
Accumulated remeasurements of defined benefit plans	59,121	57,339	519

Total accumulated other comprehensive income	1,753,424	1,801,206	16,308

Stock acquisition rights	2,823	2,567	23
Non-controlling interests	1,219,604	1,247,719	11,297

Total net assets	11,612,892	11,718,995	106,102

Total liabilities and net assets	¥199,049,128	¥200,110,993	$1,811,779

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Three months ended June 30	2017		2018		2018
Ordinary income		¥1,361,027		¥1,426,372	$12,914
Interest income		536,043		578,790	5,240
Interest on loans and discounts		363,196		384,609	3,482
Interest and dividends on securities		94,994		85,399	773
Trust fees		883		1,086	10
Fees and commissions		284,225		302,911	2,743
Trading income		63,117		47,293	428
Other operating income		415,615		425,980	3,857
Other income	*1	61,142	*1	70,310	637
Ordinary expenses		1,044,841		1,094,479	9,909
Interest expenses		173,667		245,182	2,220
Interest on deposits		63,587		98,903	895
Fees and commissions payments		46,864		48,959	443
Trading losses		68		1,154	10
Other operating expenses		341,836		341,631	3,093
General and administrative expenses		453,913		428,772	3,882
Other expenses	*2	28,491	*2	28,778	261

Ordinary profit		316,185		331,893	3,005

Extraordinary gains	*3	422	*3	136	1
Extraordinary losses	*4	960	*4	1,405	13

Income before income taxes		315,647		330,624	2,993

Income taxes		49,868		82,937	751

Profit		265,779		247,687	2,243

Profit attributable to non-controlling interests		24,257		20,602	187

Profit attributable to owners of parent		¥241,521		¥227,084	$2,056

QUARTERLY CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Millions of U.S. dollars
Three months ended June 30	2017	2018	2018
Profit	¥265,779	¥247,687	$2,243
Other comprehensive income	28,165	67,608	612
Net unrealized gains (losses) on other securities	58,717	107,188	970
Net deferred gains (losses) on hedges	(4,644)	(8,639)	(78)
Foreign currency translation adjustments	(24,303)	(1,322)	(12)
Remeasurements of defined benefit plans	4,061	(2,804)	(25)
Share of other comprehensive income of affiliates	(5,665)	(26,813)	(243)

Total comprehensive income	293,944	315,295	2,855

Comprehensive income attributable to owners of parent	263,542	275,153	2,491
Comprehensive income attributable to non-controlling interests	30,402	40,142	363

NOTES TO UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002 as a holding company for the SMBC group through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the quarterly securities report filed under the Financial Instruments and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of U.S. dollar figures.

Amounts less than 1 million yen have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at June 30, 2018 which was ¥110.45 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Changes in the scope of consolidation or in the scope of equity method)

(1)	Significant changes in the scope of consolidation

Not applicable.

(2)	Significant changes in the scope of equity method

Kansai Mirai Financial Group, Inc. became an equity method affiliate from the three months ended June 30, 2018 due to share exchanges between Kansai Mirai Financial Group, Inc. and both THE MINATO BANK, LTD. and Kansai Urban Banking Corporation which are equity method affiliates of the Company.

(Applied special accounting methods used for preparing quarterly consolidated financial statements)

Accounting treatment of tax expenses

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2019 including the period for the three months ended June 30, 2018.

Amounts of Income taxes include Income taxes-deferred.

(Notes to quarterly consolidated balance sheets)

*1	Risk-monitored loans

Risk-monitored loans at March 31, 2018 and June 30, 2018 were as follows:

	Millions of yen
	March 31, 2018	June 30, 2018
Bankrupt loans	¥27,709	¥23,928
Non-accrual loans	406,066	369,403
Past due loans (3 months or more)	12,822	12,497
Restructured loans	210,616	208,487

Risk-monitored loans	¥657,215	¥614,318

The amounts of loans presented above are the amounts before deduction of reserve for possible loan losses.

*2	Guaranteed amount to privately-placed bonds

The amounts guaranteed by SMBC and its banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of the Financial Instruments and Exchange Act) in “Securities” at March 31, 2018 and June 30, 2018 were as follows:

	Millions of yen
	March 31, 2018	June 30, 2018
Guaranteed amount to privately-placed bonds	¥1,796,308	¥1,751,934

(Notes to quarterly consolidated statements of income)

*1	Other income

“Other income” for the three months ended June 30, 2017 and 2018 included the following:

Three months ended June 30, 2017	Millions of yen	Three months ended June 30, 2018	Millions of yen
Gains on sales of stocks	¥ 30,855	Gains on sales of stocks	¥33,015

*2	Other expenses

“Other expenses” for the three months ended June 30, 2017 and 2018 included the following:

Three months ended June 30, 2017	Millions of yen	Three months ended June 30, 2018	Millions of yen
Write-off of loans	¥ 18,409	Write-off of loans	¥18,147

*3	Extraordinary gains

“Extraordinary gains” for the three months ended June 30, 2017 and 2018 included the following:

Three months ended June 30, 2017	Millions of yen	Three months ended June 30, 2018	Millions of yen
Gains on disposal of fixed assets	¥ 408	Gains on disposal of fixed assets	¥136

*4	Extraordinary losses

“Extraordinary losses” for the three months ended June 30, 2017 and 2018 included the following:

Three months ended June 30, 2017	Millions of yen	Three months ended June 30, 2018	Millions of yen
Losses on disposal of fixed assets	¥357	Losses on disposal of fixed assets	¥613
Losses on impairment of fixed assets	453	Losses on impairment of fixed assets	610

(Notes to quarterly consolidated statements of cash flows)

Quarterly consolidated statements of cash flows are not prepared for the three months ended June 30, 2018. “Depreciation” (including amortization of intangible fixed assets other than goodwill) and “Amortization of goodwill” for the three months ended June 30, 2017 and 2018 are as follows:

	Millions of yen
Three months ended June 30	2017	2018
Depreciation	¥69,261	¥70,701
Amortization of goodwill	6,309	5,725

(Notes to stockholders’ equity)

Dividends paid in the three months ended June 30, 2017

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary general meeting of shareholders held on June 29, 2017	Common stock	¥105,752	¥75	March 31, 2017	June 30, 2017	Retained earnings

Dividends paid in the three months ended June 30, 2018

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary general meeting of shareholders held on June 28, 2018	Common stock	¥126,950	¥90	March 31, 2018	June 29, 2018	Retained earnings

(Notes to segment and other related information)

[Segment information]

1. Information on profit and loss amount by reportable segment

	Millions of yen
Three months ended June 30, 2017	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥166,694	¥313,778	¥147,170	¥122,617	¥(12,810)	¥737,448
Expenses	(85,524)	(255,833)	(71,182)	(13,149)	(28,225)	(453,913)
Others	9,605	1,461	19,859	4,337	(15,639)	19,623

Consolidated net business profit	¥90,775	¥59,405	¥95,847	¥113,805	¥(56,675)	¥303,158

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

	Millions of yen
Three months ended June 30, 2018	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥182,380	¥315,662	¥163,711	¥105,497	¥(48,117)	¥719,133
Expenses	(86,009)	(258,271)	(78,680)	(13,125)	7,314	(428,772)
Others	9,408	1,398	9,692	4,543	(1,014)	24,028

Consolidated net business profit	¥105,779	¥58,789	¥94,724	¥96,915	¥(41,817)	¥314,389

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

2.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on quarterly consolidated statements of income (adjustment of difference)

Three months ended June 30, 2017	Millions of yen
Consolidated net business profit	¥303,158
Other ordinary income (excluding equity in gains of affiliates)	41,518
Other ordinary expenses	(28,491)

Ordinary profit on quarterly consolidated statements of income	¥316,185

Note: Figures shown in the parenthesis represent the loss.

Three months ended June 30, 2018	Millions of yen
Consolidated net business profit	¥314,389
Other ordinary income (excluding equity in gains of affiliates)	46,282
Other ordinary expenses	(28,778)

Ordinary profit on quarterly consolidated statements of income	¥331,893

Note:    Figures shown in the parenthesis represent the loss.

(Notes to financial instruments)

There are no significant matters to be disclosed regarding financial instruments.

(Notes to securities)

The amounts shown in the following tables include negotiable certificates of deposit classified as “Cash and due from banks” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the consolidated balance sheets.

1.    Bonds classified as held-to-maturity

March 31, 2018	Millions of yen
	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Japanese government bonds	¥372,463	¥374,596	¥2,132
Japanese local government bonds	—	—	—
Japanese corporate bonds	—	—	—
Other	—	—	—

Total	¥372,463	¥374,596	¥2,132

Note: The fair values are based on their market prices and others at the end of the fiscal year.
June 30, 2018	Millions of yen
	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Japanese government bonds	¥370,401	¥372,048	¥1,646
Japanese local government bonds	—	—	—
Japanese corporate bonds	—	—	—
Other	—	—	—

Total	¥370,401	¥372,048	¥1,646

Note: The fair values are based on their market prices and others at the end of the period.

2.    Other securities

	Millions of yen
March 31, 2018	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,574,098	¥3,747,764	¥2,173,665
Bonds	11,789,804	11,834,181	44,377
Japanese government bonds	9,190,553	9,203,036	12,482
Japanese local government bonds	47,080	47,032	(48)
Japanese corporate bonds	2,552,170	2,584,113	31,942
Other	9,242,232	9,432,351	190,118

Total	¥22,606,135	¥25,014,297	¥2,408,161

Notes:	1.

Consolidated balance sheet amounts of stocks (including foreign stocks) are carried at their average market prices during the final month of the fiscal year, and bonds and others are carried at their fiscal year-end market prices.

	2.	Net unrealized gains on other securities shown above include gains of ¥15 million for the fiscal year ended March 31, 2018 that are recognized in the earnings by applying fair value hedge accounting.
	3.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

March 31, 2018	Millions of yen
Stocks	¥141,578
Other	284,303

Total	¥425,881

These amounts are not included in “2. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.
4.

In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issue Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters.

	Millions of yen
June 30, 2018	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,553,465	¥3,861,471	¥2,308,006
Bonds	9,718,285	9,760,681	42,395
Japanese government bonds	7,139,267	7,150,299	11,032
Japanese local government bonds	35,429	35,444	14
Japanese corporate bonds	2,543,588	2,574,937	31,348
Other	9,427,399	9,636,363	208,963

Total	¥20,699,150	¥23,258,515	¥2,559,365

Notes:	1.

Consolidated balance sheet amounts of stocks (including foreign stocks) are carried at their average market prices during the final month of the period, and bonds and others are carried at their period-end market prices.

	2.

Net unrealized losses on other securities shown above include losses of ¥990 million for the three months ended June 30, 2018 that are recognized in the earnings by applying fair value hedge accounting.

	3.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

June 30, 2018	Millions of yen
Stocks	¥141,712
Other	329,895

Total	¥471,607

These amounts are not included in “2. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.
4.

In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issue Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters.

3.    Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding securities whose fair values are extremely difficult to determine) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss. Valuation losses for the fiscal year ended March 31, 2018 and for the three months ended June 30, 2018 were ¥3,331 million and ¥532 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.

Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.

Issuers requiring caution: Issuers that are identified for close monitoring.

Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.    Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2018

There are no corresponding transactions.

Three months ended June 30, 2018

There are no corresponding transactions.

2.    Other money held in trust (Other than trading and held to maturity)

	Millions of yen
March 31, 2018	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥1,482	¥1,482	—
Note: Consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the fiscal year.

	Millions of yen
June 30, 2018	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥1,083	¥1,083	—
Note: Quarterly consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the period.

(Notes to derivative transactions)

(1)	Interest rate derivatives

	Millions of yen
March 31, 2018	Contract amount	Fair Value	Valuation gains (losses)
Listed
Interest rate futures	¥74,516,976	¥1,413	¥1,413
Interest rate options	66,502,028	4,220	4,220
Over-the-counter
Forward rate agreements	25,024,591	(62)	(62)
Interest rate swaps	429,909,020	93,567	93,567
Interest rate swaptions	10,702,075	217	217
Caps	48,509,999	(26,583)	(26,583)
Floors	1,789,886	166	166
Other	16,906,598	13,329	13,329

Total	/	¥86,268	¥86,268

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
June 30, 2018	Contract amount	Fair Value	Valuation gains (losses)
Listed
Interest rate futures	¥80,532,799	¥1,305	¥1,305
Interest rate options	80,450,752	18,515	18,515
Over-the-counter
Forward rate agreements	37,560,113	(464)	(464)
Interest rate swaps	421,819,600	215,389	215,389
Interest rate swaptions	11,966,039	3,550	3,550
Caps	48,138,237	(52,647)	(52,647)
Floors	1,696,449	(244)	(244)
Other	8,279,309	18,187	18,187

Total	/	¥203,592	¥203,592

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(2)	Currency derivatives

	Millions of yen
March 31, 2018	Contract amount	Fair value	Valuation gains (losses)
Listed
Currency futures	¥689	¥(18)	¥(18)
Over-the-counter
Currency swaps	39,984,899	90,337	113,215
Currency swaptions	1,305,318	2,207	2,207
Forward foreign exchange	76,246,360	21,951	21,951
Currency options	5,030,996	3,644	3,644

Total	/	¥118,123	¥141,000

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the above table.

	Millions of yen
June 30, 2018	Contract amount	Fair value	Valuation gains (losses)
Listed
Currency futures	¥3,416	¥(5)	¥(5)
Over-the-counter
Currency swaps	40,464,712	96,061	112,530
Currency swaptions	1,257,379	1,045	1,045
Forward foreign exchange	80,747,500	64,253	64,253
Currency options	5,849,878	1,894	1,894

Total	/	¥163,249	¥179,718

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the quarterly consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the above table.

(3)	Equity derivatives

	Millions of yen
	Contract amount	Fair value	Valuation gains (losses)
March 31, 2018
Listed
Equity price index futures	¥827,063	¥(3,757)	¥(3,757)
Equity price index options	1,779,545	(26,132)	(26,132)
Over-the-counter
Equity options	657,218	3,451	3,451
Equity index forward contracts	7,564	537	537
Equity index swaps	241,252	6,957	6,957

Total	/	¥(18,943)	¥(18,943)

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
	Contract amount	Fair value	Valuation gains (losses)
June 30, 2018
Listed
Equity price index futures	¥960,889	¥7,843	¥7,843
Equity price index options	1,723,175	(21,812)	(21,812)
Over-the-counter
Equity options	705,087	(678)	(678)
Equity index forward contracts	9,717	506	506
Equity index swaps	241,067	5,666	5,666

Total	/	¥(8,474)	¥(8,474)

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(4)	Bond derivatives

	Millions of yen
March 31, 2018	Contract amount	Fair value	Valuation gains (losses)
Listed
Bond futures	¥3,776,342	¥(1,588)	¥(1,588)
Bond futures options	487,278	(404)	(404)
Over-the-counter
Bond forward contracts	6,259	43	43
Bond options	287,218	420	420

Total	/	¥(1,529)	¥(1,529)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
June 30, 2018	Contract amount	Fair value	Valuation gains (losses)
Listed
Bond futures	¥4,386,396	¥(1,168)	¥(1,168)
Bond futures options	479,147	(43)	(43)
Over-the-counter
Bond options	541,998	447	447

Total	/	¥(764)	¥(764)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(5)	Commodity derivatives

	Millions of yen
March 31, 2018	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥20,902	¥(62)	¥(62)
Over-the-counter
Commodity swaps	128,466	2,211	2,211
Commodity options	12,169	(542)	(542)

Total	/	¥1,606	¥1,606

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

	Millions of yen
June 30, 2018	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥123,956	¥(30)	¥(30)
Over-the-counter
Commodity swaps	125,230	1,680	1,680
Commodity options	12,575	(431)	(431)

Total	/	¥1,218	¥1,218

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

(6)	Credit derivative transactions

	Millions of yen
March 31, 2018	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥1,241,296	¥36	¥36

Total	/	¥36	¥36

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
June 30, 2018	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥1,290,809	¥10	¥10

Total	/	¥10	¥10

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(Business combination)

There is no significant business combination to be disclosed.

(Per share data)

Earnings per share, earnings per share (diluted) and each calculation method are as follows:

	Millions of yen, except per share data and number of shares
Three months ended June 30	2017	2018
(i) Earnings per share	¥ 171.28	¥ 161.78
[The calculation method]
Profit attributable to owners of parent	241,521	227,084
Amount not attributable to common stockholders	—	—
Profit attributable to owners of parent concerning common stock	241,521	227,084
Average number of common stock during the period (in thousands)	1,410,112	1,403,702
(ii) Earnings per share (diluted)	¥ 171.14	¥ 161.67
[The calculation method]
Adjustment for profit attributable to owners of parent	(0)	(3)
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	(0)	(3)
Increase in the number of common stock (in thousands)	1,122	927
Stock acquisition rights (in thousands)	1,122	927

(Significant Subsequent Events)

There are no significant subsequent events to be disclosed.

(Others)

Not applicable.